UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2
(Amendment No. 2)*

RealPage, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
75606N109
(CUSIP Number)
December 31, 2015
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐    Rule 13d-1(b)
☐    Rule 13d-1(c)
☒    Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75606N109
1. Names of Reporting Persons. Stephen T. Winn
2.Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.SEC Use Only
4.Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.Sole Voting Power 24,715,405
6. Shared Voting Power 643,503
7. Sole Dispositive Power 24,715,405
8. Shared Dispositive Power 643,503
9. Aggregate Amount Beneficially Owned by Each Reporting Person 25,358,908
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11. Percent of Class Represented by Amount in Row (9) 32.1%
12. Type of Reporting Person
IN

CUSIP No. 75606N109
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Seren Capital, Ltd. 75-2792450
2.Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.SEC Use Only
4.Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With:	5.Sole Voting Power 19,821,246
6. Shared Voting Power 0
7. Sole Dispositive Power 19,821,246
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 19,821,246
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11. Percent of Class Represented by Amount in Row (9) 25.2%
12. Type of Reporting Person
PN

Item 1.

(a)	Name of Issuer: RealPage, Inc.

(a)	Address of Issuer’s Principal Executive Offices: 4000 International Parkway, Carrollton, Texas 75007
Item 2.

(a)	Name of Person Filing: Stephen T. Winn and Seren Capital, Ltd.

(b)	Address of Principal Business Office or, if none, Residence:
Stephen T. Winn: c/o RealPage, Inc., 4000 International Parkway, Carrollton, Texas 75007
Seren Capital, Ltd.: c/o RealPage, Inc., 4000 International Parkway, Carrollton, Texas 75007

(c)	Citizenship:
Stephen T. Winn: United States of America
Seren Capital: Texas

(d)	Title of Class of Securities: Common Stock, $0.001 par value per share

(e)	CUSIP Number: 75606N109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
Stephen T. Winn: 25,358,908 shares
Seren Capital, Ltd.: 19,821,246 shares

(b)	Percent of class:
Stephen T. Winn: 32.1%, based on 78,793,670 outstanding shares of Common Stock of the Issuer as of December 31, 2015.
Seren Capital, Ltd.: 25.2%, based on 78,793,670 outstanding shares of Common Stock of the Issuer as of December 31, 2015.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote
Stephen T. Winn: 24,715,405 shares*
Seren Capital, Ltd.: 19,821,246 shares

(ii)	Shared power to vote or to direct the vote
Stephen T. Winn: 643,503 shares**

(iii)	Sole power to dispose or to direct the disposition of
Stephen T. Winn: 24,715,405 shares*
Seren Capital, Ltd.: 19,821,246 shares

(iv)	Shared power to dispose or to direct the disposition of
Stephen T. Winn: 643,503 shares**

*
As of December 31, 2015, the following shares were held: (i) 4,476,723 by Stephen T. Winn; (ii) options to purchase 235,000 shares of Common Stock held by Stephen T. Winn that are vested and exercisable within 60 days of December 31, 2015; (iii) 19,821,246 by Seren Capital, Ltd.; (iv) 7,472 by Seren Catalyst, L.P.; and (v) 174,964 by Stephen T. Winn 1996 Family LP A. Stephen T. Winn is the sole manager and president of Seren Capital Management, L.L.C., which is the general partner each of Seren Capital, Ltd. and Seren Catalyst, L.P. Stephen T. Winn is the sole manager and president of Stephen T. Winn Management, LLC, which is the general partner of Stephen T. Winn 1996 Family LP A.

**
As of December 31, 2015, 643,503 shares were held by the Melinda G. Winn 2010 QTIP Trust Dated July 15, 2010. Stephen T. Winn and Melinda G. Winn are the co-trustees of the Melinda G. Winn 2010 QTIP Trust.

Item 5.     Ownership of Five Percent or Less of a Class
Not applicable.
Item 6.     Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.
Item 8.     Identification and Classification of Members of the Group
Not applicable.
Item 9.     Notice of Dissolution of Group
Not applicable.
Item 10.     Certifications
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2016

/s/ Stephen T. Winn
Stephen T. Winn

SEREN CAPITAL, LTD.
By: Seren Capital Management, L.L.C.
Its: General Partner
By: /s/ Stephen T. Winn
Stephen T. Winn, Sole Manager and President

INDEX TO EXHIBITS

Exhibit No.	Exhibit
99.1	Joint Filing Statement, dated February 12, 2016, between Stephen T. Winn and Seren Capital, Ltd.